April 12, 2024

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

Re:	Thoughtful Media Group Inc. (the “Company”)
Amendment No. 4 to Draft Registration Statement on Form S-1
Submitted March 15, 2024
CIK No. 0001991879

Dear SEC Officers,

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated April 1, 2024 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Registration Statement on Form S-1 (the “Form S-1”). For the Staff’s convenience, the Staff’s comments have been stated below in their entirety, with the Company’s responses set out immediately underneath those comments. Please note that all references to page numbers in the responses are references to the page numbers in a revised Form S-1 (the “Amendment”), filed concurrently with the submission of this letter in response to the Staff’s comments.

Amendment No. 4 to Draft Registration Statement on Form S-1 submitted March 15, 2024

Cover Page

1.	Revise to clarify that your Super Voting Preferred Stock is not convertible into common stock and has no sunset provision, if true. Provide this disclosure in the related risk factors that discuss your dual class structure.

Response: We have revised pages (ii), 3 and 27 of the Amendment in response to the Staff’s comment.

Corporate History and Structure, page 36

2.	Please expand your post-offering ownership chart to identify the "Series X Preferred Shareholders" and differentiate among the groups of "Other Common Stockholders." Additionally, please show both percentage of voting control and percentage of common stock and/or preferred stock ownership for each group with ownership of Thoughtful Media. Lastly, the chart is structured in a manner that may suggest that the "Series X Preferred Shareholders" and "Other Common Stockholders" have ownership of Society Pass, rather than Thoughtful Media; please revise accordingly. Provide a revised version of the chart in the prospectus summary as well.

Response: We have revised pages 4 and 36 of the Amendment in response to the Staff’s comment.

General

3.	We note from your response to prior comment 13 that, in lieu of a spin-off from Society Pass, Thoughtful Media will authorize and issue additional shares of common stock to be sold in this offering, which suggests that Society Pass will retain its current ownership of 8,000,000 shares of common stock following the offering. If true, please revise where appropriate throughout the prospectus, including in a standalone section of the prospectus summary, to provide additional detail on the historical and post-offering relationship between Thoughtful Media and Society Pass. As examples only, please address the following: any dividends, transfer of assets, or other internal restructurings or distributions that will take place prior to or in connection with the partial separation; whether Thoughtful Media has legal ownership of the entities depicted as subsidiaries in the ownership chart on page 36 and, if not, how it will obtain such ownership; overlapping directors and/or executive officer relationships and any resulting conflicts of interest; and whether Society Pass and Thoughtful Media intend to enter into any type of formal or informal agreement or arrangement. In this regard, we note your disclosure on page 36 that there will be no ongoing "support agreement" with Society Pass, but please clarify whether any other type of agreement or arrangement, such as a tax sharing arrangement or registration rights agreement, will be entered into.

Response: We have revised pages 4, 36, 47  and 59 of the Amendment in response to the Staff’s comment.

4.	In light of your response to prior comment 13, revise to contextualize your statements throughout the prospectus that Society Pass "currently" owns 100% of your outstanding common stock, including those on page ii, 27, and 47, with an explanation of how this offering will impact your ownership structure. Additionally, we note that there remain inconsistent statements regarding your separation from Society Pass and ability to operate as an independent company. For example, you state on page 12 that, "Currently, the continuation of the Company as a going concern is dependent upon the continued financial support from its current holding company," while on page 25 you state, "We expect to be able to operate independently of Society Pass..." Please revise to consistently disclose whether and how you have and/or will continue to rely on Society Pass for financial or other support.

Response: We have revised pages (ii), 1, 12, 13, 25, 27 and 47 of the Amendment in response to the Staff’s comment.

Please do not hesitate to contact Lawrence Venick at (310) 728-5129 or Ted Paraskevas at (917) 974-3190 of Loeb & Loeb LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Loeb & Loeb LLP
Loeb & Loeb LLP

cc: Mr. Kriangkrai Chaimongkol